Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Merger Agreement”) made and entered into effective December 29, 2022 by and between BioRegenx, Inc., a Nevada corporation (“BioRegenx”) and Findit, Inc., a Nevada corporation (“Findit”).

WITNESSETH:

WHEREAS, BioRegenx is a corporation duly organized and existing under the laws of the state of Nevada;

WHEREAS, Findit is a corporation duly organized and existing under the laws of the state of Nevada;

WHEREAS, on the date of this Merger Agreement, BioRegenx has the authority to issue three hundred seventy five million (375,000,000) shares of common stock, $.0001 par value per share, of which thirty eight million, five hundred eighty eight thousand, one hundred seventy three (39,588,173) common shares are validly issued and outstanding, fully paid and non-assessable and twenty five million (25,000,000) preferred shares, $.001 par value. BioRegenx has designated one hundred fifty thousand (150,000) Series A preferred shares, of which ninety five thousand (95,000) Series A preferred shares are validly issued and outstanding.;

WHEREAS, on the date of this Merger Agreement, Findit has authority to issue five hundred million (500,000,000) authorized shares of common stock $.001 par value per share of which two hundred sixty nine million, seven hundred forty five thousand, six (269,745,006) common shares are issued and outstanding, fifty million (50,000,000) authorized Series A preferred shares of which five million (5,000,000) Series A preferred shares are issued and outstanding and five million (5,000,000) authorized Series B preferred shares, of preferred shares of which four million nine hundred thousand (4,900,000) Series B preferred shares are issued and outstanding.

WHEREAS, the respective Boards of Directors of BioRegenx and Findit have determined that it is advisable and to the advantage of said two corporations that BioRegenx merge into Findit (hereinafter also referred to as the “Surviving Corporation” upon the terms and conditions herein provided; and

WHEREAS, the respective Boards of Directors of BioRegenx and Findit have approved this Merger Agreement and the Boards of Directors of BioRegenx and Findit have directed that this Merger Agreement be submitted to a vote of their shareholders, if required by state law.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, BioRegenx and Findit hereby agree to merge as follows:

(1)	Name Change. The name of the Surviving Corporation shall be amended to be BioRegenx, Inc.

(2)	Increase in Authorized Common Shares. The authorized common shares shall be increased to four billion (4,000,000,000).

(3)	Mechanics for Closing Merger. Prior to Closing, each party shall execute and deliver, or cause to be executed and delivered to Jody M. Walker, Attorney At Law as escrow agent, all common stock, Series A preferred stock, documents and instruments, in form and substance satisfactory as reasonably required to carry out or evidence the terms of this Agreement.

Upon the approval of the respective shareholders, the executed Articles of Merger shall be filed with the Nevada Secretary of State.

(4)	Further Assurances. At or after Closing, BioRegenx, at the request of Findit, shall promptly execute and deliver, or cause to be executed and delivered, to Findit all such documents and instruments, in form and substance satisfactory to Findit, as Findit reasonably may request in order to carry out or evidence the terms of this Agreement.

1

(5)	Retirement of Series A and Series B preferred shares. Findit shall have retired its issued and outstanding Series A and Series B preferred shares, in accordance with the authorization from the Series A and Series B preferred shareholders.

(6)	Reverse stock split. As soon as practicable, both Parties agree to the implementation of up to a 1 for 25 reverse split of FDIT’s common and preferred stock to improve FDIT’s ability to attract institutional investors and analysts as well as to graduate to a senior exchange (OTCQB, NASDAQ).

(7)	Potential Spinoff. Simultaneously with the close of the proposed transaction, all of the current assets and liabilities of FDIT, shall be transferred into a wholly owned subsidiary. Both parties agrees that the wholly owned subsidiary may be subsequently spun out upon yet to be determined terms, except that the parties agree that no spin out shall occur until the outstanding $150,000 EIDL loan is repaid in full. The parties acknowledge that, subsequent to the spin out, all assets and liabilities currently outstanding in FDIT will follow the subsidiary and will not be the responsibility of the merged entity post-closing of this transaction.

(8)	Classworx Option. Simultaneously with the close of the proposed transaction and as a condition precedent to said closing, the Principals of FDIT shall execute an option agreement with FDIT relating to its acquisition of all of their shares in Classworx (CHNO), subsequent to the merger. The option shall be on terms comparable to those agreed to in this Agreement. After said closing of merger with FDIT and subsequently upon exercising the option of the acquisition of ClassWorx, the Board of Directors agree to support and cause to be placed on the ballot at each election of Directors one name chosen by the current principals of Classworx which shall be a nominee to the current Board of Directors of the Company.

(9)	Stock of BioRegenx. On and after the Effective Date, all of the outstanding certificates that prior to that time represented shares of BioRegenx shall be recalled and canceled and not more than three hundred thirty seven thousand, seven hundred ninety three thousand, nine hundred fifty nine (337,793,959) common shares and eight hundred thirty six thousand, forty eight (836,048) Series A preferred shares Findit Common and Preferred Shares shall be issued in proportion to their ownership percentage. Said merger consideration will represent not more than ninety (90) percent of the total voting securities of the newly merged company.

The registered owner on the books and records of BioRegenx or its transfer agents of any outstanding certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to Findit or its transfer agents, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of Findit Common Stock evidenced by such outstanding certificate as above provided.

(10)	Resignation of Officers and Directors. Each of the current officers and directors of Findit whose written resignation BioRegenx has requested shall have delivered to BioRegenx written resignations effective as of the effective date of the Merger (the “Effective Date”).

(11)	Book Entries. As of the Effective Date, entries shall be made upon the books of Findit in accordance with the following.

(a)	The assets and liabilities of BioRegenx shall be recorded at the amounts at which they were carried on the books of BioRegenx immediately prior to the Effective Date.

(b)	There shall be credited to the common stock account of Findit the aggregate amount of the total paid-in capital of all shares of Findit Common Stock resulting from the conversion of the outstanding BioRegenx Common Stock pursuant to the merger.

(c)	There shall be credited to the retained earnings account of Findit the aggregate of the amount carried in the retained earnings account of BioRegenx immediately prior to the Effective Date.

2

(12)	Access to Documentation. Prior to the merger, Findit and BioRegenx shall provide each other full access to their books and records, and shall furnish financial and operating data and such other information with respect to their business and assets as may reasonably be requested from time to time. If the proposed transaction is not consummated, all parties shall keep confidential any information (unless ascertainable from public filings or published information) obtained concerning each others operations, assets and business.

(13)	Abandonment. At any time before the Effective Date, the Agreement and Plan of Merger and the Articles of Merger may be terminated and the Merger may be abandoned by the Board of Directors of either Findit or BioRegenx or both, notwithstanding approval of the Merger Agreement by the shareholders of Findit or the shareholders of BioRegenx or both.

(14)	Counterparts. In order to facilitate the filing and recording of this Merger Agreement the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

3

IN WITNESS WHEREOF, this Merger Agreement, having first been duly approved by resolution of the Boards of Directors of BioRegenx and Findit, is hereby executed on behalf of each of said two corporations by their respective officers thereunto duly authorized.

BioRegenx, Inc.

A Nevada corporation

/s/ William Resides

William Resides, Chief Executive Officer

Findit, Inc.

A Nevada corporation

/s/ Ray Firth

Ray Firth, President

4